

02006813

[UNITED S]TATES
[SECURITIES AND EXCH]ANGE COMMISSION
[WASHINGTON, D].C. 20549

VF 3-11-02

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 11 2002

SEC FILE NUMBER
8- 049253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNITED CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

772 Ridgewood Road
(No. and Street)

Key Biscayne	Florida	33149
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
D. John Devaney 305-365-2727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rachlin Cohen & Holtz LLP
(Name – *if individual, state last, first, middle name*)

450 East Las Olas Blvd, Suite 950	Fort Lauderdale	Florida	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Dennis John Devaney**, swear (or Affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **United Capital Markets, Inc,** as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

President

Title



Notary Public


Alan B. Levin
Commission # CC 745428
Expires May 26, 2002
BONDED THRU

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income or Loss.
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of Confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

United Capital Markets, Inc.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

UNITED CAPITAL MARKETS, INC.

TABLE OF CONTENTS



Rachlin Cohen & Holtz LLP
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
United Capital Markets, Inc.

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. as of December 31, 2001, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Capital Markets, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information, as listed on the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rachlin Cohen & Holtz LLP

Fort Lauderdale, Florida
February 22, 2002

450 East Las Olas Boulevard, Suite 950, Ft. Lauderdale, Florida 33301 • Tel 954-525-1040 • Fax 954-525-2004
Offices in: Miami • Ft. Lauderdale • West Palm Beach • Stuart
www.rchcpa.com
Member of Summit International Associates, Inc. with offices in principal cities throughout the world
Member of the American Institute of Certified Public Accountants and member of the Florida Institute of Certified Public Accountants

UNITED CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 2,196,235
Securities	71,112,974
Interest and principal receivable	2,665,269
Deposits with clearing broker	403,595
	$76,378,073

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at fair market value	$37,482,169
Payable to clearing broker	18,496,953
Income taxes payable to parent company	30,000
	56,009,122
Commitments, Contingencies and Related Party Transactions	-
Stockholder's Equity:	
Common stock; no par value, 1,000 shares authorized, issued and outstanding	6,000
Additional paid-in capital	3,458,400
Retained earnings	16,904,551
	20,368,951
	$76,378,073

See notes to financial statements.

UNITED CAPITAL MARKETS, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenues:	
Principal transactions	29,559,875
Interest income	2,039,386
	31,599,261
Expenses:	
Compensation and commissions	8,155,000
General and administrative	4,904,957
Management fees, Parent Company	2,110,000
Interest expense	901,853
Clearing costs	319,166
	16,390,976
Income Before Income Taxes	15,208,285
Income Taxes	30,000
Net Income	$ 15,178,285

See notes to financial statements.

UNITED CAPITAL MARKETS, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2000	1,000	$ 6,000	$ 2,298,400	$ 1,726,266	$ 4,030,666
Capital Contributions	-	-	1,160,000	-	1,160,000
Net Income	-	-	-	15,178,285	15,178,285
Balance, December 31, 2001	1,000	$ 6,000	$ 3,458,400	$ 16,904,551	$ 20,368,951

See notes to financial statements.

UNITED CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net income	$ 15,178,285
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Deposits with clearing brokers	882,748
Receivable from clearing broker	1,668,768
Receivables from related parties	920,908
Debt securities	(69,640,552)
Debt securities financed under repurchase agreement	2,443,500
Interest receivable	(2,665,174)
Increase (decrease) in liabilities:	
Amount due under repurchase agreement	(2,443,500)
Income taxes payable to Parent	30,000
Payable to clearing broker	17,024,531
Securities sold, not yet purchased	37,482,169
Income taxes	-
Net cash provided by operating activities	881,683
Cash Flows From Financing Activities:	
Capital contributions	1,160,000
Net cash provided by financing activities	1,160,000
Net Increase in Cash and Cash Equivalents	2,041,683
Cash and Cash Equivalents, Beginning	154,552
Cash and Cash Equivalents, Ending	$ 2,196,235
Supplementary Information:	
Interest paid	$ 901,853

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is subject to regulatory oversight and periodic audit by the SEC and the NASD.

The Company is a Florida Corporation that is a wholly-owned subsidiary of United Capital Markets Holdings, Inc. (Parent).

Purchases and sales of securities are made under a fully disclosed clearing agreement and the Company does not hold customer funds or securities.

Revenue and Expense Recognition

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Substantially all principal transaction revenues were derived through the purchase and sale of collateralized debt securities.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Marketable securities, which consist of debt securities and option contracts, are valued at market value as determined by management. Significantly all these securities trade in the OTC market. Management determines market value as an average of bid prices for long positions and an average of ask prices for short positions.

Cash Equivalents

For purposes of reporting cash flows, cash equivalents are all money market funds, treasury bills and certificates of deposit purchased with an original maturity of three months or less.

Concentrations of Credit Risk

Transactions which expose the Company to credit risk are comprised primarily of transactions with the clearing broker and counter parties. Funds held on deposit with the clearing broker are not subject to any insurance against loss. The Company is engaged in various trading activities in which counter parties primarily include broker-dealers, financial institutions and sophisticated investors. In the event the counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Estimated Fair Value of Financial Instruments

The information set forth below provides disclosure of the estimated fair value of the Company's financial instruments presented in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 107. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2001. Since the reported fair values of financial instruments are based upon a variety of factors, they may not represent actual values that could have been realized as of December 31, 2001 or that will be realized in the future.

The respective carrying value of certain on-balance sheet financial instruments approximated their fair values. These financial instruments include cash, deposits with clearing brokers, and various receivables. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable on demand.

NOTE 2. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, not yet purchased, consist of debt securities and option contracts at market values, as follows:

	Owned	Sold, Not Yet Purchased
Asset-backed securities	$63,324,943	$ -
Pass-through securities (TBAs)	-	21,575,920
Treasury notes	-	15,896,249
Collateralized mortgage obligations:		
Exempt	6,980,379	-
Non-exempt	789,527	-
Option contracts	18,125	10,000
	$71,112,974	$37,482,169

NOTE 2. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED (Continued)

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001 at market value of the related security and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

NOTE 3. PAYABLE TO CLEARING BROKER

The Company clears all its transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

NOTE 4. REPURCHASE AGREEMENT

On January 30, 2001 the Company entered into a written repurchase agreement designed to replace a previous agreement with a money manager to finance debt securities. The agreement stipulates that the Company and the money manager may enter into transactions in which one party (the Company) agrees to transfer to the other (the money manager) securities against the transfer of funds by money manager, with a simultaneous agreement by the money manager to sell to the Company such securities at a date certain or on demand, against the transfer of funds by the Company. As of December 31, 2001, the Company has not entered into any repurchase transactions.

NOTE 5. COMMITMENTS

Agreement with Clearing Broker

In the normal course of business, the Company has entered into an agreement with a clearing broker to clear customer and proprietary transactions on its behalf. The agreement, commencing April 2001, requires, among other things, the Company to maintain a good faith deposit with the clearing broker of $100,000, provides for interest on margin accounts, and may be canceled by either party with ninety days' written notice. At December 31, 2001, the Company had approximately $254,000 on deposit with the clearing broker. The clearing broker calculates interest on a settlement date basis. In addition, the Company incurs interest on the estimated value of securities sold short until such time as the transaction is completed.

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $6,747,281 which was $6,647,281 in excess of its required net capital of $100,000.

NOTE 7. INCOME TAXES

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is a Qualified Subchapter S Subsidiary (QSSS) and is part of a combined return. The Company is liable for certain state income taxes for which a provision has been included in these financial statements.

The Company is subject to potential review or examination of federal, state and local income and payroll tax returns by various taxing authorities. Additional taxes, including penalties for non-compliance, and interest, if any, will be charged to operations when determined.

NOTE 8. CONTINGENCIES

Off-Balance Sheet Risk

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, any customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in debt securities, which it buys and sells on a fully disclosed basis.

NOTE 8. CONTINGENCIES (Continued)

Off-Balance Sheet Risk

In the normal course of business, the Company's client activities ("client") through its clearing broker involve the execution and settlement of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

NOTE 9. MAJOR COUNTER PARTIES

Two counter parties were responsible for 11% and 20%, respectively, of the revenue generated from principal transactions.

NOTE 10. RELATED PARTY TRANSACTIONS

Principal Transactions

During the year, the Company entered into certain principal transactions where the counter party was a company controlled by the sole stockholder of the Parent Company. Net revenue derived from these transactions totaled approximately $1,136,000.

Management Agreement

In July 2000, the Company entered into a three-year management agreement with its Parent Company. The agreement gives the Company access to use the Parent Company's facilities, management, administrative and other services necessary to carry on the Company's operations in the purchase, sale and brokering of securities. The Company occupies property owned by a related party which leases that property to the Parent Company. In 2001, rental payments of approximately $555,000 are a component of total management fees paid under the agreement with the Parent Company of $2,110,000.

Subsequent Events

In January 2002, commissions of approximately $3,300,000 were paid to the Parent's sole stockholder. In January 2002, the Parent made a capital contribution of approximately $1,800,000 to the Company.

UNITED CAPITAL MARKETS, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001

United Capital Markets, Inc.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Total Assets	$ 76,378,073
Less Total Liabilities	56,009,122
Net Worth	20,368,951
Less Non-Allowable Assets	-
Net Capital Before Haircuts on Security Positions (Tentative Net Capital)	20,368,951
Haircuts on Security Positions:	
Exempted securities	841,015
Debt securities	7,038,526
Options	4,219
Undue concentrations	5,737,910
	13,621,670
Net Capital	6,747,281
Net Capital Required	100,000
Excess Net Capital	$ 6,647,281
Aggregate Indebtedness	$ 30,000
Ratio: Aggregate Indebtedness to Net Capital	0 to 1

There is no material difference between the Company's computation as included in Part IIA of Form X-175a-5(a) as amended for December 31, 2001 and the above calculation.

UNITED CAPITAL MARKETS, INC.

SCHEDULE II

INFORMATION RELATING TO DETERMINATION OF RESERVE REQUIREMENTS AND

POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2001

The Company operates pursuant to the (K)(2)(ii) exemptive provision of the Securities and Exchange Commission Rule 15c3-3 and does not hold customer funds or owe money or securities to customers.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2001.



Rachlin Cohen & Holtz LLP
Certified Public Accountants & Consultants

Report of Independent Certified Public Accountants on Internal Control Structure as Required By Rule 17a-5(g) (1) of the Securities and Exchange Commission

Board of Directors
United Capital Markets, Inc.

In planning and performing our audit of the financial statements of United Capital Markets, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a 3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

450 East Las Olas Boulevard, Suite 950, Ft. Lauderdale, Florida 33301 • Tel 954-525-1040 • Fax 954-525-2004
Offices in: Miami • Ft. Lauderdale • West Palm Beach • Stuart
www.rchcpa.com



Board of Directors
United Capital Markets, Inc.
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as described above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of United Capital Markets, Inc. for the year ended December 31, 2001, and this report does not affect our report thereon dated February 22, 2002. We noted that the Company does not reconcile amounts payable to the clearing broker which are recorded on a settlement date basis. This resulted in both overpayments and underpayments of interest to the clearing broker during 2001 and overstatements and understatements of interest expense reported in the Company's FOCUS report. We noted that the Company's financial officer has implemented procedures necessary to correctly recognize and report interest expense on amounts payable to the clearing broker.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rachlin Cohen & Holtz LLP

Fort Lauderdale, Florida
February 22, 2002